EXHIBIT 99.1

Updated NI 43-101 Report Indicates 951,000 Ounces of Proven & Probable Gold Reserves at Buckreef

TORONTO, July 30, 2018 (GLOBE NEWSWIRE) -- Tanzanian Royalty Exploration Corporation (hereinafter, the “Company”) (TSX:TNX)(NYSE MKT:TRX) is pleased to announce that it has filed on SEDAR an amended National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (NI 43-101) pre-feasibility study for the Buckreef Project entitled “Amended National Instrument 43-101 Independent Technical Report Mining Reserve Estimate and Pre-feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa” prepared by Virimai Projects (Virimai) (the “New Technical Report” or “PFS”) as a replacement to its technical report filed on May 4, 2017 (“Previous Technical Report”). Virimai Projects was commissioned by the Company to carry out an in-depth review of the Previous Technical Report with the objective of amending and recompiling the Previous Technical Report in compliance with NI 43-101 as a result of a review by staff of the Ontario Securities Commission. The New Technical Report now replaces and supersedes the Previous Technical Report and it has an effective date of June 26, 2018.

The PFS indicates that the Buckreef Gold Project based on the estimated Proven and Probable Mineral Reserves (Open Pit quantities) of 19.0MT grading at 1.54g/t can support a 1.497Mtpa mine for a period of 16 years. The ore material will be mined from the four open pits and then sent for processing at a plant located at Buckreef designed to achieve gold recovery of 92.3% and 85.0% for the oxides and sulphides material respectively over the life of the project. Over the estimated life of the mine of 16 years approximately 822,000 ounces of gold are expected to be produced.

The PFS outlines that the project’s estimated initial capital outlay for the earthmoving equipment, processing plant and related infrastructure will be US$76.5 million which includes a 15% contingency with sustaining costs of US$22.95 million over the life of the project. The life of mine average cash operating cost is estimated at US$735/oz of gold.

The after-tax Project Net Present Value is estimated to be US$130.96 M at a discount rate of 5% per annum and an Internal Rate of Return (IRR) of 74%. The simple payback period of the Project is estimated at 4 years.

The PFS does not address mineral resources at depth, so the proven and probable ounces reported are only from the open pit designs. The Company intends to employ additional drilling and analysis to not only upgrade the inferred material into higher categories, but to further define the prospects at depth.

“We are delighted with the results of this independent pre-feasibility study.  We have faithfully and continually pursued our goals at Buckreef, and this study clearly indicates the value of the Buckreef Project.  We anticipate even more reserves to become known after implementing the planned close-spaced grade control drilling program.  The plan will enable us to determine the gold reserves which exist in excess of what is known from the PFS at this time,” said Executive Chairman, James E. Sinclair.

The PFS was prepared and completed by independent consultant, Virimai Projects (Virimai), with an effective date of June 26, 2018.  Prior studies referenced in the PFS were used for historical reference.  Virimai accepts full responsibility for its use of any prior reports used in its analysis of the Buckreef Project.  The Buckreef Project is in the Geita District in Lake Victoria Greenstone Belt in central Tanzania, East Africa, and is itself a historical site with a long history and much study.  The Virimai PFS was undertaken in response to Ontario Securities Commission queries.  An in-depth review of the Previous Technical Report was undertaken by Viramai.  The Company is pleased with the results of the PFS and the mineral resources indicated therein.  The intention of this PFS is to serve as an update NI 43-101 Mining and Economic Analysis which takes into account a number of refinements, optimizations and alternatives that will form the basis for the Company to move to a Feasibility Study and the development of the Buckreef Gold Project as an open pit mine, which can be brought rapidly into production.

“The mining and processing components are simple, straight forward operations utilizing common earthmoving methods and equipment.  Our planned state-of-the-art plant design makes use of standard Gravity / CIL plant technology used worldwide,”  said Acting Chief Executive Officer Jeffrey Duval.  “Shareholders should be extremely pleased with the results of our PFS. We encourage shareholders to take the time to review the PFS in its entirety.  The PFS confirms everything we have known about our Buckreef Project, and we are gratified by the mineral reserves officially defined in this Pre-Feasibility Study,”  Mr. Duval concluded.

The highlights of the PFS after-tax financial analysis are encapsulated in Table 22.4 below:

Item	Description	Units	Amount
1	Mining Profile
1.1	Mineral Reserves (Prove +Probable)	Mt	19.202
1.3	In situ Grade	g/t	1.54
1.4	Waste in Pit Shell	Mt	181
1.5	Mine Dilution	%	5
2.4	Stripping Ratio in Area 1	waste/ore	9.54
2	Processing
2.1	Annual Ore Milling	Mtpa	1.497
2.1.1	Year 1-2	Mtpa	0.486
2.1.2.	Year 3-4	Mtpa	0.972
2.1.3	Year 4-16	Mtpa	1.497
2.2	Life of Mine in Years	Years	16
2.3	Gold Production
2.3.1	Average Gold Production per year	(oz)	51,000
2.3.2	Total Gold Production (LoM)	(oz)	822,000
3	Capital Expenditure
3.1	Start-up Capital Plant etc	USD$ M	76.5
3.2	Sustaining capital costs	USD$ M	22.95
3.3	Closure Costs (in Opex)	USD$M	4.500
4	Financial Modelling Result
4.1	Average LoM Cash Costs	USD$/oz	735
4.2	After Tax NPV @ 5%pa	USD$M	130.96
4.3	IRR	%	74

For further information, see the PFS in its entirety on SEDAR, EDGAR and www.tanzanianroyalty.com

The PFS is an in-depth independent study, which addresses the continued refinement of pit-optimized mining reserves, mine production schedule, process plant ore feed schedule and financial projections and analysis based on comprehensive cost estimations for constructing and operating the processing plant and mining and processing equipment costs, among other things for the Buckreef Project.

“We are excited that our expectations have been confirmed by the Virimai PFS.  Our corporate team, together with our consultants worked tirelessly, with much credit due to Ulrich Rath, B.Sc.(Hon.) M.Sc. Geology, a member of our board of directors who has a wide range of experience in the mining industry.  We are enormously grateful for his input and guidance in the updating and review process.  The dedication of our team is the foundation of our impending success with the Buckreef Project,”  stated Mr. Duval.

Executive Chairman Sinclair concluded, “We wish to thank our shareholders, investors and the United Republic of Tanzania, who will ultimately be rewarded by our success at the Buckreef Project.  We are very pleased with our current PFS which confirms the minable gold reserves at our Buckreef Project. We are eager and enthusiastic about future underground development at our Buckreef Project as we move forward.”

The technical content of this press release has been reviewed by Wenceslaus Kutekwatekwa of Virimai, an independent Qualified Person ("QP") as defined by the NI 43-101.  Peter Manojlovic, VP Exploration, is the Company’s designated QP and has also reviewed and approved this press release.  All scientific and technical information in this press release is based on information prepared by or under the supervision of those individuals.

James E. Sinclair
Executive Chairman
Tanzanian Royalty Exploration Corporation

For further information, please contact Michael Martin, Investor Relations at 1-860-249-0999.

Cautionary Note Regarding Forward-looking Statements
Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified using words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Pre-Feasibility Study on Buckreef.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company’s Annual Information  Form, Form 20-F dated March 16, 2018.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities Exchange Commission ("SEC") Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of Buckreef resource and reserve estimates and related matters see the Company's reports, including the Annual Information Form, Form 20-F dated March 16, 2018 and technical reports filed under the Company's name at our website at: www.tanzanianroyalty.com.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms "mineral resource", "measured mineral resource," "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.